March 14, 2014

BY EDGAR TRANSMISSION

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-4631

Re:	Sensient Technologies Corporation Soliciting Materials filed pursuant to Rule 14a-12 Filed February 21, 2014 and March 4, 2014 File No. 001-07626
Dear Mr. Duchovny:
Sensient Technologies Corporation, a Wisconsin corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 4, 2014 (the “Comment Letter”), with respect to the Company’s soliciting materials filed pursuant to Rule 14a-12 on February 21, 2014 and March 4, 2014.
Below are the Company’s responses to the Comment Letter. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Daniel F. Duchovny
March 14, 2014

Soliciting Materials Filed February 21, 2014
1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following statements:
•	that FrontFour’s nominees “appear to be career activists with very close relationships to FrontFour, spotty track records on creating shareholder value . . . little to no experience in the very Flavors and Fragrances business they are allegedly aiming to ‘fix’.”
In its nomination letter to the Company dated February 19, 2014, FrontFour Capital Group LLC (“FrontFour”) states that:
❖	“James R. Henderson, age 56, has served as Chairman of the Board of School Specialty, Inc., a company that provides education-related products, programs and services, since June 2013 and has also served as its interim Chief Executive Officer since August 2013. He was a Managing Director and operating partner of Steel Partners LLC, a subsidiary of Steel Partners Holdings L.P. (“Steel Holdings”), a global diversified holding company that owns and operates businesses and has significant interests in leading companies in a variety of industries, including diversified industrial products, energy, defense, banking, insurance, and food products and services, until April 2011. He was associated with Steel Partners LLC and its affiliates from August 1999 until April 2011. Mr. Henderson has served as a director of GenCorp Inc., a manufacturer of aerospace and defense products and systems with a real estate business segment, since March 2008. He served as a director of DGT Holdings Corp., a manufacturer of proprietary high-voltage power conversion subsystems and components, from November 2003 until December 2011. Mr. Henderson also served as a director of SL Industries, Inc., a company that designs, manufactures and markets power electronics, motion control, power protection, power quality electromagnetic and specialized communication equipment, from January 2002 until March 2010. Mr. Henderson was an Executive Vice President of SP Acquisition Holdings, Inc., a company formed for the purpose of acquiring one or more businesses or assets, from February 2007 until October 2009. He was a director of Angelica Corporation, a provider of healthcare linen management services, from August 2006 until August 2008. Mr. Henderson was a director and Chief Executive Officer of the predecessor entity of Steel Holdings, WebFinancial Corporation, from June 2005 until April 2008, President and Chief Operating Officer from November 2003 until April 2008, and was the Vice President of Operations from September 2000 until December 2003. He was also the Chief Executive Officer of WebBank, a wholly-owned subsidiary of Steel Holdings, from November 2004 until May 2005. Mr. Henderson was a director of ECC International Corp., a manufacturer and marketer of computer controlled simulators for training personnel to perform maintenance and operation procedures on military weapons, from December 1999 until September 2003 and was acting Chief Executive Officer from July 2002 until March 2003. He served as the Chairman of the Board of Point Blank Solutions, Inc. (“Point Blank”), a designer and manufacturer of protective body armor, from August 2008 until October 2011, Chief Executive Officer from June 2009 until October 2011, and was acting Chief Executive Officer from April 2009 until May 2009. Mr. Henderson was also the Chief Executive Officer and Chairman of the Boards of certain subsidiaries of Point Blank. On April 14, 2010, Point Blank and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Chapter 11 petitions are being jointly administered under the caption “In re Point Blank Solutions, Inc., et. al.” Case No. 10-11255, which case is ongoing. He served as the Chief Executive Officer of Point Blank Enterprises, Inc., the successor to the business of Point Blank, from October 2011 until September 2012.”

Daniel F. Duchovny
March 14, 2014

❖	“James E. Hyman, age 54, has served as the President and Chief Executive Officer of TestAmerica Laboratories, Inc., the nation’s largest laboratory network providing advanced testing services for environmental assessment, monitoring and remediation serving major industrial corporations at over 90 locations in the U.S. and globally, since May 2011. In addition, Mr. Hyman has served as a Board Member of Grosvenor Americas (“Grosvenor”), an operating company of Grosvenor Group Limited, a privately owned global property group with assets under management exceeding $18 billion, since February 2011. He has also served as Chairman of the Audit Committee and a member of the Compensation Committee of Grosvenor during this period. Mr. Hyman served as a director of Mac-Gray Corporation, a nation-wide leader in laundry facilities management, and member of its Compensation Committee, from May 2013 until the sale of that company in January 2014. He served as Chairman and Chief Executive Officer of Cornell Companies, Inc., a provider of government services, from 2005 until its sale in August 2010. Before 2005, Mr. Hyman held executive and operating positions with Starwood Hotels, GE Capital, McKinsey & Company and JP Morgan. Since 2000, he has served as Board Chairman of the non-profit Mega-Cities Project, an organization focused on urban development issues in the world’s largest cities. Mr. Hyman received an MBA with Distinction from the Harvard Business School and an AB with Honors from the University of Chicago.”
❖	“Stephen E. Loukas, age 36, is a Partner and Portfolio Manager of FrontFour Capital. Prior to joining FrontFour Capital, Mr. Loukas was a Director at Credit Suisse Securities, where he was a Portfolio Manager and Head of Investment Research within the Multi-Product Event Proprietary Trading Group, from May 2006 until December 2008. From January 2005 until March 2006, he was a senior investment analyst at Pirate Capital, LLC, an event-driven hedge fund. Prior to that, Mr. Loukas spent five years in the Corporate Finance & Distribution Group of Scotia Capital, where he focused on the structuring and syndication of leveraged loans and high yield debt across all industries for corporate and leverage-buyout borrowers. Mr. Loukas started his career at Zolfo Cooper, a financial restructuring firm, where he assisted corporate clients in the development and implementation of operational and financial restructuring plans. He previously served as a director of Xinergy Corp., a thermal and metallurgical coal producer.”

Daniel F. Duchovny
March 14, 2014

❖	“William E. Redmond, Jr., age 54, served as Chief Executive Officer and a director of General Chemical Corporation, a manufacturer of performance chemicals, from October 2009 until January 2014. He served as Chief Executive Officer and a director of GenTek Inc., the publicly-traded predecessor of General Chemical Corporation, from May 2005 until October 2009. He served as a director of Visteon Corporation, a leading global automotive supplier, from October 2010 until May 2011. Mr. Redmond has served as a director of GT Technologies, Inc., a provider of precision valve actuation components to Tier One automotive and heavy duty engine manufacturers in the Americas and Europe, since October 2009. He has served as Chairman of the Board of Amports, Inc., a privately-held North American automobile processer, since April 2010. He has served as a director of Rotech Healthcare Inc., a provider of home medical equipment and services, since October 2013. He has previously served as a director of Eddie Bauer Holdings, Inc., Arch Wireless Inc. and USA Mobility, Inc. Mr. Redmond has served as an executive officer and/or director of eighteen (18) different public and private companies since 1996.”
Career Activism
Mr. Henderson was associated with Steel Partners Holdings L.P. for over a decade, including as “a Managing Director and operating partner.” Mr. Hyman has been associated with Pirate Capital LLC (“Pirate”) since at least January 2005, according to public filings related to Cornell Companies, Inc., and with other funds such as River Road Asset Management and Moab Capital Partners, according to public filings related to Mac-Gray Corporation. Mr. Loukas is a principal at FrontFour and was formerly employed at Pirate. Mr. Redmond has been associated with Pirate since at least 2006, according to public filings related to Doubloon Corp., a “blank check” company controlled by Pirate. With the exception of Cornell Companies, Inc., Mac-Gray Corporation and Doubloon Corp., each of the institutions referenced in this paragraph has been publicly referred to by independent parties as an activist investor.
Relationship to FrontFour
The principals of FrontFour, including Mr. Loukas, were formerly employed together at Pirate. Messrs. Hyman and Redmond are connected to FrontFour through their links to Pirate (including those described above) at the time when FrontFour’s principals were employed there. Mr. Henderson and David Lorber, a FrontFour principal, have served together on the board of directors of GenCorp from 2008 through the present.

Daniel F. Duchovny
March 14, 2014

Spotty Value Creation
Mr. Henderson was Chairman of the Board and Chief Executive Officer of Point Blank Solutions, Inc. in the period immediately preceding that company’s filing for bankruptcy protection. During his time as Chief Executive Officer of Cornell Companies, Inc., Mr. Hyman attempted to sell that company with Pirate’s support at a price that was subject to heavy public criticism from other shareholders. At the time of Mr. Loukas’s election to the board of directors at Xinergy Ltd in May 2012, that company’s shares were trading above CAD 2.00 per share, according to publicly available financial data. When Mr. Loukas left the board less than two years later in November 2013, Xinergy’s per-share price had fallen to just above CAD 0.50. Mr. Redmond was president and CEO of Garden Way, Inc., a private company, immediately preceding its bankruptcy filing. Mr. Redmond has been accused of fraud in connection with grant monies obtained by Garden Way, Inc. from the State of New York on the eve of the bankruptcy.
Applicable Experience
None of Messrs. Henderson, Hyman or Loukas have chemical-industry experience applicable to the Company’s Flavors and Fragrances business. Mr. Redmond’s only relevant chemical-industry experience was at General Chemical Corporation, a company whose food-chemicals business does not appear to overlap with our Flavors and Fragrances business.
•	that front Four’s nominees’ “attributes, skills and experience pale in comparison to those of Sensient’s current Board of Directors and potential future directors that have been and will continue to be vetted by Sensient’s Nominating and Corporate Governance Committee.”
From the information provided by FrontFour in its nomination letter quoted above, FrontFour's nominees have no recent leadership experience in the administration of a major college or university, recent specialized expertise at the doctoral level in a science or discipline important to the Company’s business or recent prior senior level governmental or military service. The FrontFour nominees’ listed experiences as a director or executive officer are predominantly at smaller companies, non-public companies, turnaround situations and other positions not comparable to the Company’s current circumstances. The FrontFour nominees do appear to have some financial expertise or risk assessment, risk management or employee benefit skills or experience.  Taken as a whole, however, the Company’s current Board of Directors—consisting as it does of former university presidents and other academic leaders, Ph.D.-level scientists, former government and military figures, current or former directors and executive officers at other public companies and individuals with longstanding financial, employee-benefits or risk-management experience—possesses significantly more of the attributes, skills and experience we have identified in our 2013 proxy statement filed with the Commission on Schedule 14A on March 15, 2013 (the “2013 Proxy Statement”), as the critical qualifications we look for in our directors. The Company’s current share price and market success are further indicia that its current Board of Directors have what it takes for success. The Company has a rigorous process for the identification and evaluation of potential future directors, as discussed in the 2013 Proxy Statement.  This process has yielded two new well-qualified directors in the past two years, and we fully expect this process to yield similarly distinguished director candidates in future years.

Daniel F. Duchovny
March 14, 2014

2.	You appear to imply that the FrontFour nominees have a hidden agenda when you state that they have “questionable motives.” We also note your disclosure that FrontFour has acted in a manner “calculated to cause disruption and to promote FrontFour’s self- interested agenda.” Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure.
While we cannot comprehend the real motives of FrontFour or its nominees, the Company’s assertion that those motives are at least questionable is based on the information provided by FrontFour in its nomination letter quoted in our response to Staff Comment #1 above and the items mentioned in our substantive response to that Staff Comment. FrontFour delivered its nomination letter to us on the morning of February 19, 2014 and filed a confrontational press release on the same date (the “Press Release”) asserting “serious concerns” and alleging, among other things, “continued operational shortfalls,” “sub-optimal capital structure,” “significant corporate governance shortfalls,” and that “the 20+ acquisitions that have created the current-day Sensient have in our view never properly been integrated.” It is reasonably foreseeable that such a course of action, including especially the tone and timing of the Press Release, would cause disruption in our business and among our shareholders, customers, employees and vendors. Further, the absence of any prior expression of the allegedly “serious” nature of FrontFour’s concerns is evidence that FrontFour is not interested in genuine dialogue for the benefit of all of our shareholders, but rather the pursuit of its own interests.
Soliciting Materials Filed March 4, 2014
3.	Please provide us supplemental support for your statement that you recently conducted a “series of calls with a substantial number of its institutional shareholders” and that such shareholders “expressed strong support for the Company’s management and its strategy ...”
From February 24, 2014 to February 28, 2014, the Company engaged with eighteen of its institutional shareholders for the limited purpose of receiving shareholder feedback on a range of Company business practices. Twelve of these shareholders expressed their support for the Company's business practices, with several of them offering unsolicited support for our management, general agreement with our handling of the issues raised by FrontFour or disregard for FrontFour or its Press Release.

Daniel F. Duchovny
March 14, 2014

In connection with this response to the Staff’s comments, we note the Staff’s request for a written statement from each participant with respect to certain acknowledgments. In response to your oral comment to us of February 20, 2014, we listed all of our directors and executive officers in the disclosures associated with our soliciting materials filed March 4, 2014. Each of those listed persons has acknowledged to me in writing that:
•	the participant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In the future, we will adjust our disclosures to say that our directors are participants, and our executive officers may participate, in the solicitation, as the duties of a number of our executive officers do not directly involve them in solicitation of proxies from our shareholders.
* * * * *
If you have any questions on our responses, please contact me at 414-347-3761.

Sincerely,

John L. Hammond
Senior Vice President, Secretary and General Counsel